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                               ZITEL CORPORATION
                             47211 Bayside Parkway
                         Fremont, California 94538-6517


                               December 21, 1998

VIA OVERNIGHT COURIER
---------------------

Securities and Exchange Commission
Mr. John Penn
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Millennium Holding Corp. ("Millennium Holdco")
               SEC File No. 333-65959-01
               Application for Withdrawal of Registration Statement/Proxy
               ----------------------------------------------------------
               Statement/Consent Solicitation on Form S-4
               ------------------------------------------

Dear Mr. Penn:

          This is an application pursuant to Rule 477 of the Securities Act of 1933 for the withdrawal of the Registration Statement/Proxy Statement/Consent Solicitation filed on October 21, 1998 on Form S-4 on behalf of Zitel Corporation ("Zitel") (the "Form S-4"), as amended by the Amendment No. 1 to Form S-4 filed on November 5, 1998 in the name of Millennium Holdco, as Registrant.

          This application for withdrawal of the Form S-4 is being submitted in connection with the mutual agreement by Zitel, Millennium Holdco and MatriDigm Corporation ("MatriDigm") to terminate the definitive agreement executed by such parties, and to restructure the transaction in such a manner that (i) securities of Holdco will not be issued to the shareholders of Zitel and MatriDigm, and
(ii) the approval of the shareholders of Zitel and MatriDigm will no longer be required.

          Pursuant to Rule 478(c) of the Securities Act of 1933, the Registrant has duly caused this application for revocation to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on December 21, 1998.

                                          MILLENNIUM HOLDING CORP.



                                          By: /s/ Jack H. King
                                             -----------------------------------
                                             Jack H. King
                                             President

Enclosures

cc:  Kenton J. King
     Jeffrey M. Sone
     John L. Cardoza